UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ambassadors Group, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

023177108

(CUSIP Number)

Mill Road Capital, L.P.

Attn: Thomas E. Lynch

382 Greenwich Avenue

Suite One

Greenwich, CT 06830

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Not Applicable

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023177108	13D	Page 2 of 8 Pages

1.	Names of Reporting Persons. Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 811,624
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 811,624
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 811,624
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 023177108	13D	Page 3 of 8 Pages

1.	Names of Reporting Persons. Scott P. Scharfman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
	8.	Shared Voting Power 811,624
	9.	Sole Dispositive Power
	10.	Shared Dispositive Power 811,624
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 811,624
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 023177108	13D	Page 4 of 8 Pages

1.	Names of Reporting Persons Mill Road Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 811,624
	8.	Shared Voting Power
	9.	Sole Dispositive Power 811,624
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 811,624
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6%
14.	Type of Reporting Person (See Instructions) HC; OO

CUSIP No. 023177108	13D	Page 5 of 8 Pages

1.	Names of Reporting Persons. Mill Road Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 811,624
	8.	Shared Voting Power
	9.	Sole Dispositive Power 811,624
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 811,624
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 023177108	Page 6 of 8 Pages

This Amendment No. 1 (this “Amendment”) to the joint statement on Schedule 13D with respect to the common stock, $0.01 par value, of Ambassadors Group, Inc., a Delaware corporation, filed by the undersigned on May 27, 2011 (the “Schedule 13D”) amends the Schedule 13D as follows:

1. The first paragraph of Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

“The Reporting Persons acquired beneficial ownership of an aggregate of 811,624 shares of Common Stock for $7,828,179.54 using working capital from the Fund and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Fund with a broker on customary terms and conditions.”

2.	Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

“Item 5.	Interest in Securities of the Issuer

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 17,575,722 shares of the Common Stock issued and outstanding as of April 27, 2012, as reported in the most recent quarterly report of the Issuer on Form 10-Q for the fiscal quarter ended March 31, 2012. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of May 7, 2012, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

The Fund directly holds, and thus has sole voting and dispositive power over, 811,624 shares of Common Stock. The GP, as sole general partner of the Fund, also has sole voting and dispositive power over these shares, and each of Messrs. Lynch and Scharfman has the shared authority to vote and dispose of these shares on behalf of the Fund. Accordingly, each of the Reporting Persons beneficially owns 811,624 shares of Common Stock, or approximately 4.6% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 811,624 shares of Common Stock, or approximately 4.6% of the outstanding shares of Common Stock.

(c) No Reporting Person has effected any transaction in shares of the Common Stock since November 1, 2011.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

(e) The Reporting Persons ceased to beneficially own in the aggregate, and the Fund, the GP, as the sole general partner of the Fund, and each of Messrs. Lynch and Scharfman, as a management committee director of the GP, each ceased to beneficially own, 5.0% of the class of shares of Common Stock as of November 1, 2011.”

CUSIP No. 023177108	Page 7 of 8 Pages

3.	Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature page follows]

CUSIP No. 023177108	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	May 7, 2012

MILL ROAD CAPITAL, L.P.

By:	Mill Road Capital GP LLC, its General Partner

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

MILL ROAD CAPITAL GP LLC

By:	/s/ Scott P. Scharfman
Scott P. Scharfman
Management Committee Director

THOMAS E. LYNCH

By:	/s/ Scott P. Scharfman
Scott P. Scharfman, attorney-in-fact

SCOTT P. SCHARFMAN

/s/ Scott P. Scharfman